Via EDGAR Submission

October 31, 2025

Office of Finance

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Howard Efron

Isaac Esquivel

Ruairi Regan

Jeffrey Gabor

Re: New America Acquisition I Corp.

Amendment No. 1 to Registration Statement on Form S-1 Filed August 4, 2025

CIK No. 0002074878

Dear Howard Efron, Isaac Esquivel, Ruairi Regan and Jeffrey Gabor:

On behalf of New America Acquisition I Corp., a Florida corporation and blank check company (“we” or the “Registrant”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Registrant’s responses to the comments contained in the Staff’s letter dated August 31, 2025, regarding the Registrant’s Amendment No. 1 to the Registration Statement on Form S-1 filed with the Commission on August 4, 2025 (“Amendment No. 1”). For the Staff’s convenience, we have repeated below each of the Staff’s comments in bold and have followed such comment with the Registrant’s response. Concurrently with the transmission of this letter, we are filing the Registrant’s Amendment No. 2 to the Registration Statement on Form S-1 with the Commission through EDGAR (“Amendment No. 2”), which reflects the Registrant’s responses to the comments received by the Staff and certain updated information. All page references in the responses set forth below refer to page numbers in Amendment No. 2.

Amendment No. 2 to the Registration Statement on Form S-1 filed October 31, 2025

Sponsor Information, pages 11 and 101

1.	Please revise to clarify, as of the most recent practicable date, the persons who have direct and indirect material interests in the SPAC sponsor, as well as the nature and amount of their interests. See Item 1603(a)(7) of Regulation S-K.

Response: The Registrant acknowledges the Staff’s comment and has revised Amendment No. 2 on pages 11 and 102 in response to the Staff’s comment.

2.	With a view toward disclosure, please tell us whether your sponsor is controlled by, has any members who are, or has substantial ties with, a non-U.S. person.

Response: We supplementally advise the Staff that New America Sponsor I LLC, the Registrant’s sponsor (the “Sponsor”), a Florida limited liability company, is controlled by the Registrant’s Chief Executive Officer and Chairman, Kevin McGurn, who is a U.S. citizen. Further, the Sponsor does not have any substantial ties to a non-U.S person.

Prior SPAC Experience, pages 6 and 106

3.	Please revise to clarify the experience of the sponsor, its affiliates, and any promoters in organizing or involvement in special purpose acquisition companies. Please revise to disclose the name of the SPAC, the ticker symbol, any SPAC liquidations, and information concerning any completed business combinations, including the financing needed for the transactions and the level of redemptions. Also, disclose any extensions and redemption levels in connection with an extension and/or business combination. See Item 1603(a)(3) of Regulation S-K.

Response: The Registrant respectfully acknowledges the Staff’s comment. We direct the Staff to the disclosures under the headings “Prior SPAC Experience” on pages 6 and 106 discussing: Mr. McGurn and Mr. McDonagh’s involvement in the initial public offering of Yorkville Acquisition Corp., a special purpose acquisition company, and its subsequent entry into a business combination agreement; and Ms. Ingargiola’s involvement in the initial public offering of D. Boral ARC Acquisition I Corp., a special purpose acquisition company, and her prior SPAC experience.

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If you have any questions regarding this submission, please contact Gil Savir at 212-318-6080.

Thank you for your time and attention.

Sincerely,

/s/ Gil Savir
Gil Savir
of PAUL HASTINGS LLP